Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	2009	2010	2011	2012	2013
Earnings:
Income (loss) from continuing operations before income taxes	(61,698)	66,220	62,314	$(49,498)	$(28,440)
Add: Fixed charges	44,791	43,927	64,261	77,908	92,126
Total adjusted earnings	(16,907)	110,147	126,575	28,410	63,686

Fixed Charges:
Interest	41,029	40,654	61,123	74,069	86,640
Amortization of deferred loan costs	2,862	2,362	2,310	2,997	4,754
Rentals at computed interest factor (1)	900	911	828	842	732
Total fixed charges	$44,791	$43,927	$64,261	$77,908	$92,126

Ratio of earnings to fixed charges	(2)	2.5	2.0	(2)	(2)

(1) Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.

(2) Earnings for the years ended December 31, 2009, 2012 and 2013 were insufficient to cover fixed charges by $61,698, $49,498 and $28,440, respectively.